FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of December 2006

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____              No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Wind Selects TTI Telecom's Netrac Serviceimpact Solution, dated November 28, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                         TTI Team Telecom International Ltd.



Date: December 4, 2006                   By:  /s/ Israel (Eli) Ofer
                                              ---------------------
                                              Israel (Eli) Ofer
                                              Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                         Description
Number                          of Exhibit


10.1 Press Release: Wind Selects TTI Telecom's Netrac Serviceimpact Solution, dated November 28, 2006.

                                  EXHIBIT 10.1

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Corporate Contact:
----------------------------------------------------------------------------
          Sanjay Hurry
          Investor Relations Officer
          TTI Telecom Ltd.
          T: +1.201.795.3883
          sanjay.hurry@tti-telecom.com
----------------------------------------------------------------------------
Media Contacts:
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          Yochi Eisner                              Michael Horowitz
          Director, Proposals and Marcom            NCSM, Strategic Marketing
          TTI Telecom Ltd                           +972-2-5637527
          info@tti-telecom.com                      mike@ncsm.co.il
          Tel: +972-3-926-9700
          Fax: +972-3-922-1249
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            WIND SELECTS TTI TELECOM'S NETRAC SERVICEIMPACT SOLUTION



   - Italian Telecommunications Provider Adds ServiceImpact to Enhance Service Assurance Capabilities and Improve End-User Experience -

Petach Tikva, Israel - November 28, 2006 - TTI Team Telecom International LTD. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that Wind Telecomunicazioni SpA (WIND), Italy's first alternative fixed operator and one of the leaders of integrated fixed-mobile-Internet communications services, has decided to deploy TTI Telecom's ServiceImpact. ServiceImpact will enable WIND to take a more customer-centric and proactive approach to Service Assurance.

WIND's decision comes in the midst of an already established relationship between the two companies. TTI Telecom has been working with WIND to enhance their network management and service assurance capabilities for three years. More recently, TTI Telecom developed ServiceImpact, a module which brings a more business-oriented and customer-centric approach to their Netrac suite, identifying and preventing impact of Operations Measurements (OM) events on end-user experience. Building on the success achieved under the relationship's current framework, WIND has decided to include ServiceImpact as well.

"With Netrac ServiceImpact, we will now be able to take a more targeted approach to ensuring service quality and focus our resources to support QoS where it will minimize impact on the customer experience," commented Gabriele Sgariglia, O&M Director of WIND. "We are very impressed with TTI Telecom's newest solution, and look forward to sharing its benefits with our subscribers"


"We are very proud of our achievements in ServiceImpact, as it allows service providers to better prioritize network resources in ensuring QoS, as well as enhancing the overall user quality of experience," said Avner Amran, VP Marketing and Business Development at TTI Telecom. "WIND's selection also attests to our ability to leverage our customer base for additional, revenue-generating opportunities, and is indicative of the growing traction our product portfolio is experiencing internationally, particularly in Europe."

Netrac ServiceImpact immediately identifies affected services and customers by using real-time correlation between network faults and service topology. Netrac ServiceImpact better enables business-driven problem resolution that improves customer service by reducing the time needed for attending to network failures. Furthermore, the ServiceImpact correlation engine takes into account changes on both network topology and customer base by working with various data sources such as inventory systems and CRM databases. It has an intuitive, web-based GUI that allows for the creation of powerful impact rules at both global and service levels. Netrac ServiceImpact performs flawlessly under high loads, easily scaling up according to the demanding requirements of service providers.

About WIND
Founded in 1997, Wind Telecomunicazioni SpA is one of the few European telecom operator which offers integrated fixed, mobile and Internet services. In Italy, Wind is the third Italian mobile operator with a market share of over 19% and the first alternative fixed operator. Libero.it is the first Italian Internet Portal and is among the major Italian Internet Service providers. Wind has also signed an exclusive agreement to offer the innovative i-modeTM service, created by the Japanese company NTT DoCoMo in 1999 with the aim of transferring Internet services and content on mobile phones. The i-modeTM platform is available via 2G
(GPRS) and 3G (UMTS).

About TTI Telecom
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


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